Exhibit 10(y)

April 13, 2011
DAVID HOFFMANN

RE: Assignment to McD APMEA Franchising Pte. Ltd.

Dear Dave,

The purpose of this letter is to review and confirm your compensation and benefits package and other terms and conditions for your assignment to McD APMEA Franchising Pte. Ltd. (“MAF”). While on this assignment, you will remain employed by your current employer, McDonald’s APMEA, LLC (“McD APMEA”) and will remain on its payroll. The terms and conditions of your employment with McD APMEA will remain in full force and effect, except to the extent they are expressly modified by the terms of this letter. It is our mutual understanding that the terms and conditions outlined in this letter will be in effect only for the duration of this assignment.

Your assignment to MAF is subject, of course, to your obtaining, and maintaining for the duration of the assignment, all necessary and appropriate medical clearances, foreign government work/residence/entry documents or visa, and your acceptance of the terms and conditions outlined in this letter. It is also governed by such guidelines as are applied to employees of McD APMEA and its subsidiaries working on international assignments, as more fully set forth in the Global Assignee Policy. Such guidelines may be modified or amended, from time to time, with or without prior notice to you, consistent with the United States (“U.S.”) law.

Outlined below you will find the following:

•	Purpose of Your Assignment

•	Compensation and Benefits

•	Relocation Assistance

•	Other Terms

Purpose of Your Assignment

The primary purpose of your assignment to MAF is to temporarily fill a position. The duration of the assignment is expected to be two or three years, commencing May 1, 2011. This assignment may be extended by mutual agreement.

During your assignment, you will act as Vice President of Strategy & Insight for APMEA for MAF. You will be based at the offices of MAF at at No. 1 Kim Seng Promenade #08-01, Great World City East Tower, Singapore 237994 and you will report to the President of APMEA. During your assignment, you shall

•	provide such services as are requested from time-to-time by MAF, acting only and on behalf of MAF;

•	perform such services and act in the capacity in which you are seconded with all reasonable skill, judgment, care and diligence, in accordance with good industry practices and international standards;

•	devote the whole of your time, attention and skill to the duties of your assignment, and will not engage in activities or another work project for any other person without the prior consent of MAF;

•	report to and act in accordance exclusively with the requests of MAF;

•	not negotiate or enter into any contracts in the name of McD APMEA or otherwise take any action on behalf of McD APMEA, and you acknowledge that you are not authorized to take any such action.

You agree to perform all services and duties hereunder in a manner consistent with applicable law and the professional and public responsibilities of a similarly situated individual employed by MAF. You agree and acknowledge that, you shall comply with all of MAF’s written policies applicable to employees working in Singapore.

You also acknowledge that during your assignment, you may be reasonably required to act or serve as an officer, authorized signatory, nominee or in any other official capacity on behalf of MAF, as may be required by MAF. Upon the termination of your assignment to MAF, you undertake to resign all or any such appointments.

Compensation and Benefits

Your compensation and benefits package is designed to provide you with a level of compensation and benefits that is approximately comparable to your home country of the U.S., which is also referred to as your “point of origin.” McDonald’s uses a balance sheet approach to help ensure that your standard of living in Singapore will be reasonably comparable to that you would have enjoyed in U.S. We have taken into consideration information provided by an external consultant regarding differences in costs that may reasonably be anticipated as a result of living in Singapore.

A copy of your assignee compensation worksheet (balance sheet) is attached to this letter.

Base Salary

Your current annual gross base salary is US$253,000. Your new salary reflecting an off-cycle increase effective May 1, 2011 will be US$266,000. You will receive annual salary and performance reviews based on McD APMEA’s guidelines. Your next salary review will be on March 1, 2012.

Target Incentive Program (TIP)

You will be eligible to be considered for a TIP payment under McD APMEA’s targeted incentive program at your target level (currently 50%). In the event you are promoted while on assignment to a position with a different target percentage, the percentages will be pro rated during the year in which the promotion occurs. The team performance factor of TIP will be pro rated based on the locations and business units to which you were assigned during the course of the year. The TIP calculation will be based on the year-end business performance of each applicable business unit. The timing of the TIP payment is governed by the Global Assignee Policy.

Long Term Incentives

McDonald’s Corporation has advised that during this assignment you will continue to be eligible for long term incentives under McDonald’s Corporation’s LTI program and that the amounts of LTI will be determined in consideration of the guidelines for McD APMEA.

Retirement Plans

Subject to plan rules and eligibility, while on this assignment you will continue to participate in the retirement plan(s) in which you participated prior to this assignment as an employee of McD APMEA.

Cost of Living Differential

A tax-free cost of living (COL) differential is a differential paid to compensate you for the higher costs of goods and services in Singapore as compared to the U.S. The amount of COL is determined by an external consulting firm and is adjusted up or down as warranted due to an index fluctuation of five or more points.

Family Allowance

You will receive a family assistance allowance to compensate you for additional family expenses. The amount of this tax-free allowance is US$5,000 annually for your accompanying spouse and US$1,000 for each eligible dependent residing with you in Singapore. Details concerning timing of payments, proration of the first year allowance based on the starting date of the assignment, and other matters, are governed by the Global Assignee Policy.

Home Leave Allowance

You are eligible to receive a home leave allowance for approximately the cost of two round trips between Singapore, Singapore and Chicago, Illinois for you, your spouse and eligible dependents. The allowance will be based on a round-trip lowest available business airfare during peak season. While you are encouraged to return home on your leave, you may choose other destinations. Details concerning timing of payments, proration of first year allowance based on the starting date of the assignment, and other matters, are governed by the Global Assignee Policy.

Medical Coverage/Insurance

You will be provided with medical insurance coverage approximately equivalent to that which you have had while working in the U.S. The selection of insurance provider and determination of equivalence will be solely within McDonald’s discretion. In the event that you are contributing to medical coverage/insurance in the U.S., an equal amount will be deducted from your pay while on assignment. This amount will be adjusted if the amount you would pay if you remained in U.S. is adjusted for employees at your level.

Holidays/Vacation

You will follow the public holidays schedule in effect in Singapore. You will continue the same eligibility for vacation as in the U.S. Your work schedule will be in accordance with the work schedule of MAF.

Sabbatical Entitlement

Your eligibility for sabbatical will be determined under McD APMEA policy. If you intend to take your sabbatical during your assignment you must give at least 6 months advance notice and obtain permission from both McD APMEA and MAF prior to taking the sabbatical.

Automobile

You will receive a company car based on Singapore’s company car policy. If you are contributing to provision of a company car in U.S., an equal amount will be deducted from your pay while on assignment. This amount will be adjusted if the amount you would pay if you remained in U.S. is adjusted for employees at your level.

Children’s Education

MAF will pay tuition, registration fees, and school-provided transportation costs for elementary and secondary education for your accompanying dependent children in the event that available public schools do not provide a comparable education to your home country’s public school system. MAF will not pay for expenses such as extra curricular activity fees, special lessons, music lessons, lunch, or physical education clothing.

Tax Equalization

You will be eligible for tax equalization during your international assignment in accordance with the Global Assignee Policy. The objectives of the tax equalization program are:

•	to ensure the employee working outside of his/her home country does not either materially gain or incur an additional tax burden as a result of the international assignment; and

•	to provide tax assistance to the employee to ensure compliance with home and host country tax laws.

Under tax equalization, you will pay approximately the same amount of income taxes that you would have paid if you had remained working in the U.S. Since your actual U.S. federal, Illinois state and Singapore income taxes may be more or less than what you would have paid in the U.S., the following process will be used to tax equalize you:

•
A hypothetical U.S. federal and state income tax will be withheld from your base salary, TIP, and long term incentives. The hypothetical tax withheld is an estimate and will be reconciled as described below. Actual U.S. social taxes will continue to be withheld to the extent possible.

•
Once your U.S. federal, state, and Singapore income tax returns have been prepared, a calculation of your final U.S. federal and state hypothetical tax will be made. This calculation will include your personal income such as interest, dividends and sales of property, etc.

•
The computed U.S. federal and state hypothetical tax will be compared to the U.S. federal and state hypothetical tax that was withheld throughout the year. If the withholding was higher than the computed hypothetical tax, McDonald’s will refund the difference to you within 30 days. Likewise if the hypothetical tax withheld was less than the final hypothetical tax, you must pay the difference to McDonald’s within 30 days.

•	McD APMEA and MAF will make payments of any actual U.S. federal, state, and Singapore income and social taxes either by making the payments directly or by reimbursing you.

McDonald's has retained the accounting firm of Deloitte Tax LLP to prepare your U.S. federal, state, Singapore, and Japan income tax returns and to prepare the hypothetical tax reconciliation calculations.

Club Membership

Subject to the written approval of the Corporate Vice President of Global Total Compensation, you will be reimbursed for one club membership provided the purpose and use of the club membership is exclusively for conducting Company business. Reimbursement will be made in accordance with MAF’s expense policy.

Relocation Assistance

Please contact Maggie Borgh in Oak Brook to review Relocation Assistance (630-623-6319, maggie.borgh@us.mcd.com).

Relocation Services

An external relocation company will provide you with assistance throughout your relocation, including assistance with the following items:

•	Relocation Policy Consulting

•	Assignment Housing Search Assistance

•	Assignment Lease Negotiation

•	Payments of rent and deposits

•	Property Management - U.S.

•	Lease Termination - Japan

•	Shipping and Storing your goods

•	Temporary Living Accommodations

•	Settling in Services

•	Cross Cultural Training

•	Language Training

•	Relocation Reimbursements

•	Repatriation Assistance

Property Management - U.S.

McDonald’s will provide you with reimbursement of reasonable and customary costs for property management in the U.S. Any housing you decide to sell or maintain in the U.S. during your assignment, including all associated expenses, is your responsibility.

Assignment Housing

•	Your Monthly Rental Housing Budget is SGD$22,500.

•	Your Monthly Rental Furniture Budget is SGD$4,500.

Your combined monthly rental budget of SGD$ 27,000 includes housing rent, furniture rental, and can also be used for parking fees. In addition to the combined budget, basic utilities such as gas and electric will be reimbursed through the MI Group. Any amounts over your total combined budget (stated above) are your responsibility. All other housing costs such as telephone, internet, cable TV, maids, lawn service and personal goods, and personal property and liability insurances are also your responsibility. Your housing budget assumes that all required maintenance costs are included under your lease agreement.

McDonald’s has the discretion to change the final housing budget to reflect current market data at the time of your relocation.

Cross Cultural Training and Language Lessons

You and your accompanying spouse will be provided with cross-cultural training. Dependent children relocating with you may be eligible as well. You and your accompanying spouse are also eligible for language lessons. All arrangements for cross-cultural training and language lessons should be made through the relocation company the MI Group.

Relocation Allowances

▪
A Miscellaneous Moving Allowance equal to one month of your current annual gross base salary is paid at the time of relocation to the assignment location and again upon repatriation. The minimum payment is US$4,000 net with the maximum of US $10,000 net. This allowance is intended to cover all miscellaneous and incidental relocation expenses.

▪	You are also eligible for an Appliance Allowance reimbursement for large appliance purchases necessary upon arrival to your assignment location, up to the maximum of US$3,000 net.

Shipment and Storage of Goods

You are eligible for:

▪	One air shipment of 750 pounds/340 kilos

▪	One ocean shipment of 40ft/67m3

▪	Storage of remaining belongings in the U.S. (as necessary) for the duration of your assignment but not to exceed five (5) years.

Covered services include packing, loading, transportation, transit insurance, storage, unloading, unpacking and removal of empty boxes at destination. Prohibited items are excluded.

Direct Family Move

McD APMEA will pay for travel expenses to your assignment location for you and your accompanying family members. McD APMEA also will cover reasonable excess baggage and meal costs for you and your family during the trip.

Temporary Living

If you are unable to secure housing that coincides with your arrival date, MAF will provide temporary living accommodations for you, your spouse, and your eligible dependants for up to a 60-day period.

Repatriation Relocation Assistance

Upon repatriation (returning to the U.S.), McD APMEA will support you with the global assignee program that is in effect when you begin your relocation back to the U.S.

Other Terms

Human Resource Policies

To the extent not altered in this assignment letter, McD APMEA’s benefits and compensation guidelines and Global Assignee policies (including home leave, tax equalization, and other benefits and compensation guidelines) will apply to you and your family. Such guidelines and policies may be changed from time to time by McDonald’s at it sole discretion, consistent with U.S. law.

Data Protection

Personal information related to you and your family in connection with your employment and your assignment will need to be processed for purposes related thereto, and such information may need to be sent to and from the U.S., Singapore, and Japan. The laws and regulations relating to the processing of data in these countries may differ from those of your home country and from one another. By signing below, you unequivocally agree on behalf of yourself (if legal without consent form: and your family members) to all such transmittal and processing of such data.

Extension of Assignment/Localization

The duration of your assignment to MAF may be extended based on business needs and career plans by written mutual agreement. As outlined in the Global Assignee Policy, you may be considered for localization to the payroll of MAF if you stay in the same assignment location for over five years. In localization, the terms and conditions of employment with MAF will be established for you with consideration given to local practice and policy. The AOW HR Leader must approve any extension of assignee status beyond five years in the same location.

Governing Law

This assignment letter shall be governed by and construed in accordance with the laws of the U.S. and the State of Illinois, without reference to principles of conflicts of laws. To the extent that you are entitled to rights, benefits or compensation under the laws of both the U.S. and the State of Illinois), you agree that you will be entitled to such rights, benefits, or compensation that are no greater than those provided to you under the terms of this letter agreement, so that any advantages that may accrue to you under the laws of both jurisdictions may not be combined. In the event of any dispute arising with respect to this assignment letter, which cannot be amicably resolved, the courts of the U.S. and the State of Illinois shall have sole and exclusive jurisdiction over any and all such claims.

Termination While Overseas

Your assignment to MAF may be voluntarily ended by you or involuntarily by either McD APMEA or MAF at will, with or without notice or reason, and without payment of any indemnity therefore unless expressly required by the law applicable to MAF. If your assignment ends for whatever reason and you continue to be an employee of McD APMEA or a McDonald’s subsidiary or joint venture, you will be provided or reimbursed for return airfare (coach/economy class unless the flight is over 6 hours in length in which case business class airfare will be used) for you, your spouse/domestic partner and your eligible dependents. Within prescribed limits and in accordance with policy, your household goods will be shipped to your point of origin or, if appropriate, to the place of your next assignment, whether in or outside U.S.

If you voluntarily terminate your employment with McD APMEA while on assignment, you are solely responsible for your own and your family’s relocation and repatriation. If your employment with McD APMEA is involuntarily terminated while you are on assignment, McD APMEA will provide or reimburse you for return airfare (coach/economy class unless the flight is over 6 hours in length in which case business class airfare will be used) for you, your spouse, and your eligible dependents, and will provide for shipment of your household goods within prescribed limits to your point of origin. This reimbursement and shipment is contingent on your moving back to U.S. within 60 days of termination.

You understand that this letter is not to be construed as a guarantee of employment for any period of time. Your employment with McD APMEA shall continue to be terminable at will.

For more information on any of the matters in this letter, please go to the Global Mobility section of the Global Human Resources website on accessmcd.

Summary

Please accept our congratulations and wishes for your success on your new assignment. If you should have any questions, please contact Marisela Perez.

/s/ Shaun Ruming	January 12, 2011
Shaun Ruming	DATE
APMEA VP of Human Resources

/s/ Don Crosby	November 28, 2011
Don Crosby	DATE
Senior VP of Interantional & Corporate Human Resources

Please sign and return this letter to Marisela Perez.

I hereby agree and accept this assignment as outlined above. I understand that nothing contained herein shall be considered to be a guarantee of employment for the estimated duration of the assignment. I ACKNOWLEDGE THAT I HAVE RECEIVED, READ AND UNDERSTAND MCDONALD’S GLOBAL ASSIGNEE AND TAX EQUALIZATION POLICIES.

/s/ David Hoffmann	November 1, 2011
David Hoffmann	DATE

CC:     Varsha Vig - Global Mobility
Kara McClain - Deloitte Tax LLP Chicago
Sunny Fong - HR APMEA
Maggie Borgh - Corporate Relocation
Alan Tecktiel- Corporate HR